EXHIBIT 1



                      FY2002 Consolidated Financial Results
                           (Year ended March 31, 2003)


                                                                                        April 25, 2003
Company name                                     : Advantest Corporation
                                                   (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which shares are listed       : Tokyo Stock Exchange
Stock code number                                : 6857
Location of principal office                     : Tokyo Prefecture
Company representative                           : Toshio Maruyama, President and COO
Contact person                                   : Hiroshi Nakamura, Manager, Accounting Department
                                                   (03) 3342-7500
Date of Board meeting to approve the
financial results                                : April 25, 2003
Application of U.S. GAAP                         : Yes

1. Consolidated Results of FY2002 (April 1, 2002 through March 31, 2003)

(1)  Consolidated Financial Results

--------------------------------------------------------------------------------
                 Net sales           Operating income      Net income before
                                                              income taxes
--------------------------------------------------------------------------------

           Million yen        %    Million yen        %    Million yen        %
FY2002          97,740      2.6       (16,743)        -       (18,688)        -
FY2001          95,244   (65.6)       (37,105)        -       (38,480)        -
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
                                                                                         Ratio of net
                                                                                         income before    Ratio of net
                                          Net income      Net income                   income taxes to    income before
                                           per share      per share       Return on     stockholders'     income taxes
                   Net income               (basic)       (diluted)        equity           equity        to net sales
-------------------------------------------------------------------------------------------------------------------------
            Million yen        %                 Yen             Yen              %                 %                %
FY2002         (12,994)        -             (131.99)        (131.99)          (5.8)             (6.3)           (19.1)
FY2001         (23,906)        -             (240.38)        (240.38)          (9.4)            (10.8)           (40.4)
-------------------------------------------------------------------------------------------------------------------------


Note 1: Equity in earnings (losses) of affiliates was -(Y)109 million in FY2002 and -(Y)794 million in FY2001.

Note 2:  No change in accounting policy was adopted during these periods.

Note 3: Average number of shares outstanding was 98,445,111 shares during FY2002 and 99,453,203 during FY2001.

Note 4: The percentages shown for net sales, operating income, net income before income taxes and net income are changes from the previous year.



(2)  Consolidated Financial Position

--------------------------------------------------------------------------------------------------------
                                  Stockholders'          Equity-to-assets        Stockholders' equity
             Total assets            equity                   ratio                    per share
--------------------------------------------------------------------------------------------------------
              Million yen           Million yen                       %                    Yen
FY2002            281,224               210,663                    74.9                2,144.23
FY2001            307,562               240,716                    78.3                2,420.28
--------------------------------------------------------------------------------------------------------

Note: Outstanding number of shares at year end was 98,246,359 in FY2002 and 99,457,731 in FY2001.

(3)  Consolidated Cash Flows


--------------------------------------------------------------------------------------------------------
                                                                                        Cash and cash
               Cash flows from         Cash flows from         Cash flows from       equivalents at end
            operating activities     investing activities    financing activities        of period
--------------------------------------------------------------------------------------------------------
                   Million yen             Million yen             Million yen            Million yen
FY2002                   4,967                  (8,419)                (14,488)                87,338
FY2001                   9,009                 (18,573)                 (9,463)               105,932
--------------------------------------------------------------------------------------------------------


(4)  Scope of Consolidation and Equity Method
     Number of consolidated subsidiaries:  41
     Number of unconsolidated subsidiaries:  0
     Number of affiliates accounted for under the equity method:  1

(5)  Changes in Scope of Consolidation and Equity Method
     Consolidated subsidiaries
         (Newly included)           2
         (Newly excluded)           2
     Affiliates accounted for under the equity method
         (Newly included)           0
         (Newly excluded)           0

2. Projected Results for FY2003 (April 1, 2003 through March 31, 2004)


--------------------------------------------------------------------------------
                    Net sales           Net income before           Net income
                                           income taxes
--------------------------------------------------------------------------------
                   Million yen             Million yen             Million yen
FY2003 interim          56,000                     500                     300
FY2003                 120,000                   5,000                   3,000

--------------------------------------------------------------------------------

(Reference)  Projected net income per share for the fiscal year:  (Y)30.54

Figures presented in this Earning Digest have been rounded to the nearest million yen.

For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.


         Cautionary Statement with Respect to Forward-Looking Statements

     This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                                   Advantest Corporation - Consolidated (FY2002)


1.  Management Policy

Advantest's Basic Management Policy

           Advantest believes that its mission is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

Business Strategy

           Advantest is focused on improving operating results through establishing a operating structure that responds timely to market changes, promoting early development of key future technologies and providing timely customer solutions under the concept of "GET solution".1

           Advantest hopes that its listing on the New York Stock Exchange in September 2001 will create advantages for its overseas operations, particularly in the U.S., and will seek to strengthen its investor relations and disclosure efforts and increase public recognition of the company.

           In October 2001, Advantest launched a company-wide initiative called "Initiative 21". This initiative seeks to promote new ideas and improvement strategies at all levels of the company, from divisions ranging from sales, development and manufacturing to maintenance and administration, with an aim toward strengthening the company's competitiveness. Advantest expects to achieve further growth and fulfill its social mission by having each employee take the initiative to tackle new issues. This initiative will continue into 2004, the year of Advantest 50th anniversary.

      *1 GET solution (Globally Enabled Total solution) is Advantest's service business designed to provide a set of comprehensive solutions to deal with issues ranging from the design to the delivery of semiconductors.

Target Financial Index

           Advantest uses "AVA" (Advantest Value Added), a financial index composed of profit margin, ROE, cash flow and EVA (Economic Value Added)2, and other indexes, to measure its business performance. Despite the currently adverse business environment and unfavorable results, Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% with an aim to increase corporate value and shareholder value.

      *2   "EVA" is a registered trademark of Stern Steward & Co.

Basic Policy on Distribution of Profits

           Advantest believes that shareholder value is premised on the realization of long-term and continued growth in corporate value.

           With respect to the direct distribution of profits, Advantest has adopted a policy of maintaining consistent dividend payouts subject to its financial condition.

           Retained profits are invested in new businesses, research and development, streamlining efforts and overseas expansion to enable the strengthening of its business position and creation of corporate value.

Advantest's Views and Policies on Lowering its Investment Unit

           As part of its capital policy, Advantest has long recognized the importance of increasing the market liquidity of its shares, promoting long-term and stable holding of its shares among investors and

                                   Advantest Corporation - Consolidated (FY2002)


expanding its investor base. Back in August 1995, the company reduced the minimum investment unit for its shares from 1000 to 100 shares.

           As Advantest considers the current liquidity level of its shares to be sufficient and expects any further reduction of investment unit to require significant costs, it is cautious about implementing any further reductions and will do so only after careful consideration of prevailing market conditions, business performance, share prices and other factors.

Advantest's Basic View on Corporate Governance; State of Implementation of Corporate Governance

(Advantest's Basic View on Corporate Governance)

           Advantest intends to strengthen its global competitiveness by enhancing information disclosure to shareholders and investors.

(State of Implementation of Corporate Governance)

           The Board of Directors, which consists of 20 Directors, votes on important matters defined under the Commercial Code of Japan as matters requiring resolution by the Board.

           Advantest uses a Board of Corporate Auditors system. Two full-time and one part-time outside auditors are appointed to the Board of Corporate Auditors. The two full-time auditors regularly attend Board of Director meetings and other important meetings to monitor the Directors' activities. The currently appointed outside auditor also serves as an auditor at Fujitsu Ltd., which is a shareholder of Advantest. There are no transactions or other conflicts of interest between this outside auditor and Advantest.

           Advantest has appointed Shin Nihon & Co. as its independent external auditors, and KPMG as its independent external auditors with respect to U.S. GAAP. Advantest also receives advice from both Japanese and foreign legal counsels when necessary.

           In this fiscal year, Advantest established a Disclosure Committee to consider the materiality of information about the company and determine disclosure obligations from time to time, and an Information Security Committee to improve protection of confidential information.

           In order to strengthen its corporate governance and ensure timely response to rapid changes in the business environment, Advantest plans to reorganize its Board of Directors and introduce an Executive Officer system at the conclusion of its 61st General Shareholders' Meeting.

           Specifically, the monitoring/supervisory and executive functions of the Board of Directors will be separated from each other and individually strengthened. The Board of Directors will be responsible for the formulation of business policies and strategies as well as the monitoring and supervision of operations. The number of directors will be significantly reduced to streamline and revitalize the Board meetings. At the same time, Advantest will introduce an Executive Officer system. These Executive Officers will be delegated significant authority to enable them to run operations speedily and efficiently. In addition, Advantest will appoint an additional outside corporate auditor (non full time) to strengthen the auditing function of the Board of Corporate Auditors.

2.  Business Results and Financial Condition

(1)   Business Results

Fiscal Year Results

           During the fiscal year, the world economy continued to experience falling stock prices and global deflation caused by stagnating growth in North America and Europe and the poor economy in Japan. These factors, together with the war on Iraq and the growing epidemic of Severe Acute Respiratory Syndrome
(SARS), served to increase uncertainty for the coming future.

                                   Advantest Corporation - Consolidated (FY2002)


           In the electronics industry, notwithstanding certain signs of improvement, neither the semiconductor nor the tester market reached a true state of recovery as both Japanese and overseas telecommunication carriers and semiconductor manufacturers continued significant cuts in their capital expenditures in light of the reduced demand for telecommunications equipment caused by reduced global investment in telecommunication infrastructures and information technologies, sluggish personal computer sales and falling semiconductor prices.

           Despite Advantest's efforts to tackle these market conditions through the timely introduction of new products and programs to increase customer satisfaction, incoming orders and sales remained weak as customers continued to reduce their investment levels. In response to this challenging environment, Advantest continued its efforts to step up structural reforms. Advantest implemented a number of structural reforms aimed at improving profitability, including selectively focusing on certain businesses and renovation of business processes, a significant reduction of personnel and other expenses, which involved the reduction of headcount, and a reduction of capital expenditures.

           As a result of the above, as compared with the previous fiscal year, incoming orders increased by 55.0% to (Y)101.4 billion, net sales increased by 2.6% to (Y)97.7 billion, while net loss before income taxes was (Y)18.6 billion and net loss was (Y)12.9 billion, as the adverse results from the previous fiscal year continue. Overseas sales as a percentage of total sales was 60.2%, as compared to 60.4% in the previous fiscal year.

           Analyzing Advantest's business by segment, the automated test equipment segment continued to see reduced capital expenditures by semiconductor manufacturers. However, despite the stagnating growth in personal computers and high-speed communication, demand for testers used in the manufacturing of digital consumer devices remained strong as DVD devices, digital cameras and other digital electronics recorded strong sales primarily in Japan, and the shift toward full-color screens and camera-equipped models generated significant replacement demand for mobile phones.

           In the memory tester market, flash memory testers recorded strong sales. In addition, DRAM testers received an increased level of inquiries as investments were being made in back-end manufacturing in response to the shift from synchronized DRAM to DDR-DRAM. For this market, Advantest introduced the T5593 high-speed memory tester for next generation DDR memory chips and a new memory handler model within the M6500 series for high-speed DRAM.

           In the SoC (System-on-a-Chip) tester market, sales of the T6500 series SoC test systems were strong due to the expanded production of digital consumer electronics and DVD devices. In addition, due to the strong market for LCD driver ICs used in LCD displays, digital cameras and mobile phones, the T6300 series LCD driver test systems recorded strong sales in Japan, Korea and Taiwan. In response to the testing needs for increasingly complex SoC devices, Advantest announced in July 2002 its proposal to establish a consortium, the "Semiconductor Test Consortium, Inc.", or STC, toward achieving a truly open test architecture. This consortium, responsible for setting and approving an OPENSTARTM standard, was formed in March 2003 and has officially begun working toward establishing a highly scalable and flexible industry standard for testers. Through the adoption of the OPENSTARTM standard, Advantest will provide a groups of products that can support devices ranging from specialized, single purpose ones to general purpose ones.

           With respect to maintenance services, in order to drastically speed up the global distribution of maintenance parts, Advantest worked with Federal Express to establish a system that cuts delivery time by more than half, to within 24 hours to Asia and within 48 hours to the United States and Europe. In October 2002, Advantest transferred its software support operations to a subsidiary, Advantest Customer Engineering Corporation, to centralize its after-sales support services. This subsidiary, which was renamed Advantest Customer Support Corporation, provides strengthened comprehensive support solutions.

           As a result of the above, incoming orders in the automated test equipment segment, as compared with the previous fiscal year, increased by 82.2% to (Y)89.3 billion, while net sales of the segment increased by 14.4% to (Y)84.9 billion. Overseas sales as a percentage of total sales in the automated test equipment segment was 65.4%, as compared to 68.6% in the previous fiscal year.

                                   Advantest Corporation - Consolidated (FY2002)


           In the measuring instrument segment, the wireless communication market has generally been weak due to delays in the launch of IMT20003 services in North America and Europe. Meanwhile, spectrum analyzers for the wireless LAN market generated strong sales as the market for wireless LAN devices was relatively successful. For this market, Advantest introduced a number of measuring instruments based on its WMT4 platform, including a high-performance signal analyzer for next-generation mobile communication.

           The fiber optic communication market experienced a further decline due to the continuing curb on capital expenditures. For this market, Advantest introduced a dispersion optical time-domain reflectometer and a laser diode test system that simultaneously tests both the basic and transmission characteristics of laser diodes.

           In connection with the termination of the distribution arrangement with Tektronix, Inc., Advantest established Advantest America Measuring Solutions, Inc., a subsidiary to market and service Advantest measuring instruments in the United States. By establishing its own sales channel and performing its sales and maintenance activities directly, Advantest intends to provide comprehensive services that respond timely to customer needs.

           As a result of the above, incoming orders in the measuring instrument segment, as compared with the previous fiscal year, decreased by 26.0% to
(Y)12.1 billion, while net sales of the segment decreased by 39.0% to (Y)12.8 billion. Overseas sales as a percentage of total sales in the measuring instrument segment was 25.8%, as compared to 31.3% in the previous fiscal year.


      *3 "IMT2000" - International Mobile Communications 2000. The third generation of digital mobile communication technology

      *4 WMT (Wizard of Module Test) is a common platform proprietarily developed by Advantest to provide measuring instruments customized for specific applications through the addition of blocks and modules necessary for the specific type of testing.

[Distribution of Profits]

           Notwithstanding the highly unfavorable results continuing from the previous year, Advantest expects to, based on the profit distribution policy described above, propose to the 61st General Shareholders' Meeting a year-end dividend of (Y)10 per share, which, together with the interim dividend of (Y)20 per share already paid, amounts to a fiscal-year total of (Y)30 per share (as compared to (Y)40 per share in the previous fiscal year).


Prospects for the Upcoming Fiscal Year

           The global economy is in general experiencing growing uncertainty as consumption slows and unemployment levels rise throughout the world, in addition to concerns regarding the economic consequences of the war on Iraq and of the SARS epidemic.

           Despite some signs of recovery with respect to investments in the development and production of next generation or state-of-the-art technologies, participants in the electronics industry, including semiconductor and telecommunication equipment manufacturers, are in general continuing their curb on capital expenditures. As a result, demand is not expected to pick up until the second half of the upcoming fiscal year.

           Meanwhile, as the shift toward DDR-DRAM is expected to gather momentum, Advantest expects an increase in demand within the automated test equipment segment for high-speed test systems designed for next generation DDR memory as well as for front-end test systems. Advantest will aggressively target the expanding flash memory market through the introduction of new products and other strategies. Furthermore, Advantest hopes that increasing demand for SoCs used in digital consumer devices and LCD driver ICs will generate an increased level of investment in the associated test systems. In addition, Advantest plans to introduce testers based on the OPENSTAR(TM) standard in fiscal 2003.

                                   Advantest Corporation - Consolidated (FY2002)


           In the wireless telecommunication market, Advantest expects capital expenditures for 3G mobile phone equipments to continue, but no true increase in demand until fiscal 2004. On the other hand, Advantest expects capital expenditures to be made in connection with wireless LAN and for multiprotocol mobile devices. In the fiber optic communication market, Advantest expects a certain level of investment in production lines for fiber optic modules and transceivers used in metropolitan and access networks, but the market is in general expected to remain weak, with limited recovery, if at all, to be expected in investments in backbone communication networks.

           As such, while the business conditions affecting Advantest can be expected to recover somewhat beginning in the second half of the fiscal year, difficult challenges and uncertainties are expected to remain. In response to this environment, Advantest will focus on improving profitability through efforts to expand sales by introducing new products, in addition to renovation of its business processes, including continued production restructuring, and significant cost-cutting measures.

           As a result of the above, net sales for the upcoming fiscal year are currently estimated to increase by 22.8% to (Y)120.0 billion, while net income before income taxes is estimated at (Y)5.0 billion and net income at (Y)3.0 billion.

           Furthermore, net sales for the fiscal year are currently estimated to increase by 23.7% to (Y)105.0 billion in the automated test equipment segment and increase by 16.9% to (Y)15.0 billion in the measuring instrument segment.


[Profit Distribution Forecast]

           Based on the prospects for the upcoming fiscal year and the profit distribution policy described above, Advantest expects to pay dividends of (Y)30 per share over the upcoming fiscal year (including an interim dividend of (Y)15 per share).

(2)   Financial Condition

           Cash and cash equivalents held at March 31, 2003 were (Y)87.3 billion, a decrease of (Y)18.5 billion from March 31, 2002. Significant cash flows during this fiscal year and their causes are described below.

           Net cash provided by operating activities was (Y)4.9 billion. Net loss for the fiscal year was (Y)12.9 billion. This amount was primarily attributable to a decrease in inventory of (Y)17.4 billion and an increase in accounts payable of (Y)6.9 billion.

           Net cash used in investment activities were an outflow of (Y)8.4 billion. This amount was primarily attributable to capital expenditures of
(Y)6.9 billion, including capital expenditures related to the construction of the Kita Kyushu R&D Center ((Y)0.5 billion) and research and development facilities ((Y)0.5 billion).

           Net cash used in financing activities was (Y)14.4 billion. This amount was primarily attributable to repurchases of the company's shares as treasury stock ((Y)10.7 billion) and the payment of dividends ((Y)3.4 billion).

                                   Advantest Corporation - Consolidated (FY2002)


           The following table illustrates the historical movements of certain cash flow indexes:


--------------------------------------------------------------------------------------------------------------
                                                                Year ended March 31,
--------------------------------------------------------------------------------------------------------------
                                               2000             2001             2002             2003
--------------------------------------------------------------------------------------------------------------
   Stockholders' equity ratio (%)                  66.9             65.8             78.3             74.9

   Stockholders'  equity  ratio based             674.8            304.0            311.4            147.4
    on market prices (%)

   Debt to annual cash flow ratio                   1.8              1.1              3.0              5.4

   Interest coverage ratio                      3,057.3          4,116.4          1,703.0          1,013.7
--------------------------------------------------------------------------------------------------------------


--------------------------

*Stockholders' equity ratio: stockholders' equity/total assets

*Stockholders' equity ratio based on market prices: market capitalization/total assets

*Debt to annual cash flow ratio: interest-bearing liabilities/operating cash flows

*Interest coverage ratio: operating cash flows/interest payments

(Notes)    1.  These indexes are calculated using U.S. GAAP figures.

           2. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.

           3. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interests.

                               Advantest Corporation - Consolidated (March 2003)


(Consolidated Financial Statements)

(Consolidated Balance Sheets)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  FY 2001                         FY2002
                                                                           (As of March 31, 2002)          (As of March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Amount      Percentage     Amount        Percentage
                                                                  Notes    (in million yen)     (%)    (in million yen)     (%)
------------------------------------------------------------------------------------------------------------------------------------
         (Assets)
Cash and cash equivalents                                            *1          105,932                     87,338
Trade accounts receivable, less allowance for doubtful accounts                   33,196                     42,921
Inventories                                                                       52,888                     34,995
Deferred tax assets                                                               16,507                     14,158
Other current assets                                                               3,100                      2,603
                                                                                ---------                  ---------
  Total current assets                                                           211,623       68.8         182,015       64.7

Investment securities                                                              8,244        2.7           6,928        2.5
Property, plant and equipment, net                                   *2           58,488       19.0          55,431       19.7
Deferred tax assets                                                               19,475        6.3          29,215       10.4
Intangible assets - at cost, less accumulated depreciation and                     6,897        2.3           5,291        1.9
    amortization
Other assets                                                                       2,835        0.9           2,344        0.8
                                                                                ---------                  ---------
  Total assets                                                                   307,562      100.0         281,224      100.0
                                                                                ---------                  ---------
====================================================================================================================================

         (Liabilities)

Current installments of long-term debt                                                43                      2,243
Current installments of obligations under capital leases                             259                        114
Trade accounts payable                                                             4,442                     10,787
Income taxes payable                                                                  71                      1,949
Deferred tax liabilities                                                              84                          0
Accrued bonus                                                                      2,780                      2,098
Accrued expenses                                                                  12,717                      8,811
Accrued warranty expenses                                                          2,836                      2,396
                                                                                ---------                  ---------
  Total current liabilities                                                       23,232        7.5          28,398       10.1

Long-term debt, excluding current installments                                    26,868        8.7          24,626        8.8
Obligations under capital leases, excluding current installments                     134        0.1              19        0.0
Deferred tax liabilities                                                             594        0.2             461        0.2
Accrued pension and severance cost                                                13,540        4.4          14,219        5.0
Other long-term liabilities                                                        2,202        0.7           2,526        0.9
                                                                                ---------                  ---------
  Total liabilities                                                               66,570       21.6          70,249       25.0
                                                                                ---------                  ---------

                  (Minority interests)

Minority interests                                                                   276        0.1             312        0.1

                  (Stockholders' equity)

Common stock                                                                      32,363       10.5          32,363       11.5
Capital surplus                                                                   32,973       10.7          32,973       11.7
Retained earnings                                                                178,998       58.2         162,547       57.8
Accumulated other comprehensive income (loss)                        *3           (1,184)      (0.3)         (4,055)      (1.4)
Treasury stock                                                                    (2,434)      (0.8)        (13,165)      (4.7)
                                                                                ---------                  ---------
  Total stockholders' equity                                                     240,716       78.3         210,663       74.9
                                                                                ---------                  ---------
  Total liabilities and stockholders' equity                                     307,562      100.0         281,224      100.0
                                                                                ---------                  ---------
------------------------------------------------------------------------------------------------------------------------------------

(Notes)

1. Allowance for doubtful accounts                                                   533                      1,240
2. Accumulated depreciation on property, plant and equipment                      63,227                     67,028
3. Accumulated other comprehensive income (loss)
       Foreign currency translation adjustment                                    (1,196)                    (4,112)
       Net unrealized gain (loss) on available-for-sale securities                    12                         57


                               Advantest Corporation - Consolidated (March 2003)



(Consolidated Statements of Income)

--------------------------------------------------------------------------------------------------------------------
                                                         FY 2001                              FY2002
                                                 (April 1, 2001 through               (April 1, 2002 through
                                                      March 31, 2002)                     March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                   Amount              Percentage         Amount          Percentage
                                              (in million yen)            (%)         (in million yen)         (%)
--------------------------------------------------------------------------------------------------------------------
Net sales                                                   95,244       100.0                   97,740       100.0
Cost of sales                                               76,713        80.6                   56,551        57.9
                                                           --------                             --------
      Gross profit                                          18,531        19.4                   41,189        42.1
Research and development expenses                           26,674        28.0                   23,615        24.1
Selling, general and administrative expenses                28,962        30.4                   34,317        35.1
                                                           --------                             --------
      Operating income (loss)                              (37,105)      (39.0)                 (16,743)      (17.1)
Other income (expense):
   Interest and dividends income                   720                                  407
   Interest expense                               (533)                                (490)
   Minority interests                              (83)                                (107)
   Equity in earnings (losses) of affiliates      (794)                                (109)
   Other                                          (685)     (1,375)       (1.4)      (1,646)     (1,945)       (2.0)
                                                  ------   --------                  -------    --------
      Net income (loss) before income taxes                (38,480)      (40.4)                 (18,688)      (19.1)
Income taxes                                               (14,574)      (15.3)                  (5,694)       (5.8)
                                                           --------                             --------
      Net income (loss)                                    (23,906)      (25.1)                 (12,994)      (13.3)
                                                           --------                             --------

--------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                      FY 2001                     FY2002

                            (April 1, 2001 through      (April 1, 2002 through
                                 March 31, 2002)            March 31, 2003)
--------------------------------------------------------------------------------
                                 Amount (in yen)            Amount (in yen)
--------------------------------------------------------------------------------
Net income per share
(Net loss per share)
Basic                               (240.38)                    (131.99)
Diluted                             (240.38)                    (131.99)
--------------------------------------------------------------------------------

                               Advantest Corporation - Consolidated (March 2003)



(Consolidated Statements of Stockholders' Equity)

-----------------------------------------------------------------------------------------------------------
                                                     FY 2001                      FY2002

                                                  (April 1, 2001 through      (April 1, 2002 through
                                                       March 31, 2002)              March 31, 2003)
-----------------------------------------------------------------------------------------------------------
                                                            Amount                       Amount
                                                       (in million yen)             (in million yen)
-----------------------------------------------------------------------------------------------------------
Common stock:
   Balance at beginning of year                             32,207                       32,363
   Warrants exercised                                          156                            -
                                                           --------                     --------
   Balance at end of year                                   32,363                       32,363
                                                           --------                     --------
Capital surplus:
   Balance at beginning of year                             32,802                       32,973
   Warrants exercised                                          171                            -
                                                           --------                     --------
   Balance at end of year                                   32,973                       32,973
                                                           --------                     --------

Retained earnings:
   Balance at beginning of year                            207,876                      178,998
   Net income (loss)                                       (23,906)                     (12,994)
   Cash dividends                                           (4,972)                      (3,457)
                                                           --------                     --------
   Balance at end of year                                  178,998                      162,547
                                                           --------                     --------

Accumulated other comprehensive income (loss):
   Balance at beginning of year                             (2,534)                      (1,184)
   Other comprehensive income (loss), net of tax             1,350                       (2,871)
                                                           --------                     --------
   Balance at end of year                                   (1,184)                      (4,055)
                                                           --------                     --------

Treasury stock:
   Balance at beginning of year                             (2,422)                      (2,434)
   Treasury stock purchased                                    (43)                     (10,731)
   Treasury stock sold                                          31                            -
                                                           --------                     --------
   Balance at end of year                                   (2,434)                     (13,165)
                                                           --------                     --------
       Total stockholders' equity                          240,716                      210,663


-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------

Disclosure of comprehensive income (loss):
   Net income (loss)                                       (23,906)                     (12,994)
   Other comprehensive income (loss), net of tax             1,350                       (2,871)
                                                           --------                     --------
   Total comprehensive income (loss)                       (22,556)                     (15,865)

-----------------------------------------------------------------------------------------------------------


                               Advantest Corporation - Consolidated (March 2003)



(Consolidated Statements of Cash Flows)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   FY2001                      FY2002
                                                                           (April 1, 2001 through      (April 1, 2002 through
                                                                                March 31, 2002)             March 31, 2003)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    Amount                      Amount
                                                                                (in million yen)            (in million yen)
---------------------------------------------------------------------------------------------------------------------------------
I     Cash flows from operating activities:
      Net income (loss)                                                                (23,906)                    (12,994)
      Adjustments to reconcile net income (loss) to net cash provided by operating activities:
          Depreciation and amortization                                                 11,289                      10,942
          Provision for doubtful accounts                                                  272                         707
          Loss (gain) on sale of non-marketable securities, net                            (22)                        144
          Equity in losses (earnings) of affiliates                                        794                         109
          Loss (gain) on sale of property, plant and equipment                            (147)                          2
          Deferred income taxes (increase)                                             (15,808)                     (8,012)
          Decrease (increase) in trade accounts receivable                              72,155                     (11,634)
          Decrease (increase) in inventories                                            29,594                      17,415
          Increase (decrease) in trade accounts payable                                (34,314)                      6,963
          Increase (decrease) in income taxes payable                                  (26,289)                      1,878
          Increase (decrease) in accrued bonus and expenses                             (3,485)                     (3,973)
          Increase (decrease) in accrued warranty expenses                              (3,127)                       (440)
          Other                                                                          2,003                       3,860
                                                                                -------------------------------------------------
             Net cash provided by operating activities                                   9,009                       4,967
                                                                                -------------------------------------------------

II    Cash flows from investing activities:
          Proceeds from sale of non-marketable securities                                   38                           7
          Purchase of investments in affiliates                                         (1,425)                          -
          Purchases of non-marketable securities                                        (2,228)                     (1,000)
          Proceeds from sale of property, plant and equipment                              644                         583
          Purchases of software                                                         (2,304)                       (779)
          Capital expenditures                                                         (13,254)                     (6,995)
          Other                                                                            (44)                       (235)
                                                                                -------------------------------------------------
             Net cash used in investing activities                                     (18,573)                     (8,419)
                                                                                -------------------------------------------------

III   Cash flows from financing activities:
          Principal payments on long-term debt                                          (4,342)                        (42)
          Payments on obligations under capital leases                                    (450)                       (260)
          Proceeds from sale of treasury stock                                              31                           -
          Payments to acquire treasury stock                                               (43)                    (10,733)
          Proceeds from issuance of shares                                                 308                           -
          Dividends paid                                                                (4,968)                     (3,453)
          Other                                                                              1                           -
                                                                                -------------------------------------------------
             Net cash used in financing activities                                      (9,463)                    (14,488)
                                                                                -------------------------------------------------

IV    Net effect of exchange rate changes on cash and cash equivalents                   1,417                        (654)
                                                                                -------------------------------------------------

V     Net change in cash and cash equivalents                                          (17,610)                    (18,594)

VI    Cash and cash equivalents at beginning of year                                   123,542                     105,932
                                                                                -------------------------------------------------

VII   Cash and cash equivalents at end of year                                         105,932                      87,338
---------------------------------------------------------------------------------------------------------------------------------



Organization of the Advantest Group

                                                      Customers and Distributors

                                                         Advantest Corporation

---------------------------------------------------------------------------------------------------------------------
                                          Automated Test Equipment Segment
---------------------------------------------------------------------------------------------------------------------
Manufacturing Companies                                     Sales Company

Advanelectron Co., Ltd.                                     Advantest America, Inc.
Advanmechatec Co., Ltd.                                     Advantest (Europe) GmbH
Advantest DI Corporation                                    Advantest (Singapore) Pte. Ltd.
                                                            Advantest Taiwan Inc.

Engineering Service Company                                 Engineering Service Company

Advansoft Development Corporation                           Advantest Taiwan Engineering Inc.
Advantest Tokyo Systems Co., Ltd.                           Advantest Test Engineering Corporation
Advantest Tohoku Systems Co., Ltd.                          Advantest Korea Co., Ltd.
Advantest Kansai Systems Co., Ltd.                          Advantest (Malaysia) Sdn. Bhd.
Advantest Kyushu Systems Co., Ltd.                          Advantest Philippines, Inc.
                                                            Advantest (Suzhou) Co., Ltd.
                                                            Advantest Shanghai Co., Ltd.

Manufacturing and Sales                                     Manufacturing Company

Japan Engineering Co., Ltd.*                                Advantest Engineering (M) Sdn. Bhd.

                                                            Development Company

                                                            Advantest America R&D Center, Inc.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                                    All Segments
---------------------------------------------------------------------------------------------------------------------
Research and Development Company                            Regional Supervisory Companies

Advantest Laboratories Co., Ltd.                            Advantest America Corporation (Holding Co.)
                                                            Advantest Asia Pte. Ltd.

Leasing Company                                             Service and others

Advantest Finance Inc.                                      Advantest International Europe B.V.
                                                            Advantest Finance UK Limited

Used Product Sales Company

Electronic Retrofit Corporation

Engineering Service Company

Advantest Customer Support Corporation

Manufacturing Company

Advanmicrotec Co., Ltd.

Logistics Company

Advantest Logistics Co., Ltd.

Service and others

Advanfacilities Co., Ltd.
Advantest Technical Information
  Service Corporation
Advantest Analysis Laboratory Ltd.
Advantest Staff Resource Corporation
Advantest Media Service Corporation
Advantest Academy
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                            Measuring Instrument Segment
---------------------------------------------------------------------------------------------------------------------

Manufacturing Companies                                     Sales Company

Advantest Instruments Co., Ltd.                             Advantest America Measuring Solutions, Inc.

                                                            Development Company

                                                            Advantest Europe R&D S.A.R.L.
                                                            Advantest America Design Center, Inc.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                         Domestic                                                   Overseas
---------------------------------------------------------------------------------------------------------------------


With asterisk: Equity method company (1)

Without asterisk: Consolidated subsidiaries (21 domestic; 20 overseas; 41 total)

:  Main flow of products and services

                                                                                                 As of March 31, 2003


                                     Advantest Corporation (Consolidated 2003/3)


                 Notes to the Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements

           Advantest prepares these consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

           Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) for FY2001 and FY2002. In connection with the registration on Form 20-F, Advantest prepared consolidated financial statements for the fiscal years 2000, 2001 and 2002 in accordance with U.S. GAAP.

(c)  Scope of Consolidation and Application of the Equity Method

--------------------------------------------------------------------------------
                                FY2001              FY2002
                           (As of March 31,    (As of March 31,     Increase
                                 2002)               2003)         (decrease)
--------------------------------------------------------------------------------
        Domestic                  23                  21               (2)
        Overseas                  18                  20               2
Consolidated subsidiaries         41                  41               0
Equity method affiliates           1                   1               0
Total                             42                  42               0
--------------------------------------------------------------------------------

  Changes in the scope of consolidation:

    Newly included subsidiaries (2): Advantest America Measuring Solutions, Inc.
                                     Advantest Shanghai Co., Ltd.
    Excluded subsidiaries (2):       Advantest AD Co., Ltd.
                                     Advantest Business Corporation

(Note 2)  Summary of Significant Accounting Policies and Practices

(a)  Cash Equivalents

           Cash equivalents consist of deposits and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                                     Advantest Corporation (Consolidated 2003/3)


(b)  Inventories

           Inventories are stated at the lower of cost or market. Cost is determined using the average method.

(c)  Investments in Affiliated Companies

           Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence, are accounted for on the equity method.

(d)  Investment Securities

           Investment securities at March 31, 2003 consist of equity securities. Advantest classifies its equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All equity securities not included in trading are classified as available-for-sale.

           Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from sale of available-for-sale securities are determined on a specific-identification basis.

           A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

           As of March 31, 2003, all equity securities held by Advantest are classified as available-for-sale.

(e)  Derivative Financial Instruments

           Derivative financial instruments are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". SFAS No. 133, as amended, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, as amended, entities are required to carry all derivative instruments in the consolidated balance sheets at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

                                     Advantest Corporation (Consolidated 2003/3)


           Advantest regularly enters into foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade accounts receivable. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria contained in SFAS No. 133.

           Foreign exchange forward contracts generally have maturities of less than two months. These contracts are used to reduce Advantest's risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

           Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of currency speculation.

(f)  Property, Plant and Equipment

           Property, plant and equipment is stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

           Depreciation is computed principally using the declining-balance method except for buildings and machinery and equipment under capital leases for the Company and its domestic subsidiaries and the straight-line method over estimated useful lives of the assets for foreign subsidiaries. Buildings are principally depreciated using the straight-line method over their estimated useful lives. Depreciation for machinery and equipment under capital leases is computed using the straight-line method over the lease term. The depreciation period ranges from 3 years to 50 years for buildings, 2 years to 10 years for machinery and equipment, and 2 years to 20 years for furniture and fixtures.

(g)  Intangible Assets and Other Assets

           Intangible assets principally consist of licenses, goodwill and computer software for internal-use, including computer software under capital leases. Other assets consist of investments, security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

           Certain costs incurred to purchase or develop software for internal-use during the application development stage are capitalized. With respect to internal-use software costs, Advantest expenses costs incurred during the preliminary project stage which includes costs for making strategic decisions about the project, determining performance and system requirements, and vendor demonstration costs. Advantest also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs. Costs incurred to establish the technological feasibility of software products to be sold as part of the automated test equipment are recorded as research and development costs in the consolidated statements of income. Costs incurred subsequent to establishing technological feasibility with respect to such software have also been expensed by Advantest as such costs have been insignificant.

           The cost of software is amortized straight-line over the estimated useful life, which is generally five years. The cost of computer software under capital leases is amortized straight-line over the lease term.

           In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS No. 141 required

                                     Advantest Corporation (Consolidated 2003/3)


the use of the purchase method of accounting for business combinations and established certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142 goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible assets determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to be no longer indefinite.

           Upon adoption of SFAS No. 142, Advantest has reassessed the useful lives and residual values of all intangible assets and made any necessary amortization period adjustments. In connection with the transitional impairment evaluation, SFAS No. 142 requires Advantest to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. To accomplish this, Advantest must (1) identify its reporting units, (2) determine the carrying amount of each reporting units by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit and compare this value with the carrying amount of the reporting unit. In the event that the carrying amount of such reporting unit exceeded fair value, Advantest would be required to proceed to the second step to measure the implied fair value of goodwill. However, no material impairment of goodwill was detected at the first step.

(h)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

           Advantest accounts for long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(i)  Accrued Warranty Expenses

           Advantest's products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To prepare for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

(j)  Accrued Pension and Severance Cost

           The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. The benefits are based on years of service and the employee's compensation and vest after one year of service. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is amortized over the average remaining service life of employees expected to receive benefits.

                                     Advantest Corporation (Consolidated 2003/3)


(k)  Revenue Recognition

     Automated test equipment

     Revenue from sales of automated test equipment which require installation work is recognized when the related installation work is completed and the equipment is accepted by the customer. Revenue from sales of parts for automated test equipment such as backup boards, which do not require installation work by Advantest, is recognized upon shipment if the terms of the sale are free on board ("FOB") shipping point or upon delivery if the terms are FOB destination.

     Measuring instruments

     Revenue from sales of measuring instruments which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are FOB shipping point and upon delivery if the terms are FOB destination. Revenue from sales of measuring instruments which require installation work is recognized when the related installation work is completed and the instrument is accepted by the customer. Advantest utilizes distributors to market certain of its measuring instruments which do not require installation work. Advantest recognizes revenues from sales of measuring instruments to distributors upon shipment or delivery of instruments to the distributors.

     Service fee

     Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

     Operating lease

      Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

(l)  Research and Development Costs

           Research and development costs are expensed in full as incurred.

(m)  Stock-Based Compensation

           Advantest applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock-based compensation plans. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

(n)  Income Taxes

           Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                     Advantest Corporation (Consolidated 2003/3)


(o)  Net Income (Loss) per Share

           Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the consolidated fiscal year. Diluted net income per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options and warrants.

(p)  Segment Information

           Advantest discloses information regarding business segments and geographic segments (based on the location of customers) in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements. In consideration of the disclosure requirements under the Securities and Exchange Law of Japan, Advantest also discloses geographic segment information based on the locations of itself and its affiliates.

(q)  Translation of Foreign Financial Statements

           Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, the balance sheet accounts of non-Japanese subsidiaries, which are denominated in currencies other than the Japanese yen, are translated at rates of exchange prevailing at end of year. Revenue and expense accounts are translated at average rates of exchange in effect during the year. Resulting translation adjustments are included as a separate component of other comprehensive income
(loss).

(r)  Foreign Currency Transactions

           Assets and liabilities denominated in foreign currencies are translated at the applicable current rates on the balance sheet date. All revenue and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the accompanying consolidated statements of income.

(s)  Use of Estimates

           Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results may differ from these estimates.



                                                                                         Advantest Corporation - Consolidated 2003/3


(Segment Information)

1.  Business Segment Information


------------------------------------------------------------------------------------------------------------------------------------
                                                               FY 2001                                 FY2002
------------------------------------------------------------------------------------------------------------------------------------
                                                 (April 1, 2001                          (April 1, 2002
                                                  through March         Percentage     through March 31,        Percentage
                                                    31, 2002)               (%)              2003)                  (%)
------------------------------------------------------------------------------------------------------------------------------------
Automated test equipment
         Sales to unaffiliated customers              74,206                    -            84,910                     -
         Intersegment sales                                -                    -                 -                     -
     Net sales                                        74,206                100.0            84,910                 100.0
     Operating expenses                               94,310                127.1            84,445                  99.5
     Operating income (loss)                         (20,104)               (27.1)              465                   0.5
     Assets                                          146,790                                138,114
     Depreciation and amortization                     7,562                                  7,269
     Capital expenditures                              7,718                                  5,844
------------------------------------------------------------------------------------------------------------------------------------



                                                                 (In million yen)
---------------------------------------------------------------------------------
                                                     Increase/Decrease
---------------------------------------------------------------------------------
                                                                     Percentage
                                                                      change
                                                                        (%)
---------------------------------------------------------------------------------
Automated test equipment
         Sales to unaffiliated customers         10,704                 14.4
         Intersegment sales                           -                    -
     Net sales                                   10,704                 14.4
     Operating expenses                          (9,865)               (10.5)
     Operating income (loss)                     20,569                    -
     Assets                                      (8,676)                (5.9)
     Depreciation and amortization                 (293)                (3.9)
     Capital expenditures                        (1,874)               (24.3)
---------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------------------------------
Measuring instruments
         Sales to unaffiliated customers              21,038                    -            12,830                     -
         Intersegment sales                                -                    -                 -                     -
     Net sales                                        21,038                100.0            12,830                 100.0
     Operating expenses                               28,864                137.2            20,769                 161.9
     Operating income (loss)                          (7,826)               (32.2)           (7,939)                (61.9)
     Assets                                           20,000                                 18,332
     Depreciation and amortization                     1,105                                  1,236
     Capital expenditures                              1,936                                    648
------------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
Measuring instruments
         Sales to unaffiliated customers             (8,208)               (39.0)
         Intersegment sales                               -                    -
     Net sales                                       (8,208)               (39.0)
     Operating expenses                              (8,095)               (28.0)
     Operating income (loss)                           (113)                   -
     Assets                                          (1,668)                (8.3)
     Depreciation and amortization                      131                 11.8
     Capital expenditures                            (1,288)               (66.5)
-------------------------------------------------------------------------------------






------------------------------------------------------------------------------------------------------------------------------------
Elimination and Corporate
     Net sales                                             -                    -                 -                     -
     Operating expenses                                9,175                    -             9,269                     -
     Operating income (loss)                          (9,175)                   -            (9,269)                    -
     Assets                                          140,772                                124,778
     Depreciation and amortization                     2,622                                  2,437
     Capital expenditures                              4,804                                  1,072
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
Elimination and Corporate
     Net sales                                             -                    -
     Operating expenses                                   94                  1.0
     Operating income (loss)                             (94)                   -
     Assets                                          (15,994)               (11.4)
     Depreciation and amortization                      (185)                (7.0)
     Capital expenditures                             (3,732)               (77.7)
--------------------------------------------------------------------------------------






------------------------------------------------------------------------------------------------------------------------------------
Consolidated
         Sales to unaffiliated customers              95,244                    -            97,740                     -
         Intersegment sales                                -                    -                 -                     -
     Net sales                                        95,244                100.0            97,740                 100.0
     Operating expenses                              132,349                139.0           114,483                 117.1
     Operating income (loss)                         (37,105)               (39.0)          (16,743)                (17.1)
     Assets                                          307,562                                281,224
     Depreciation and amortization                    11,289                                 10,942
     Capital expenditures                             14,458                                  7,564
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
Consolidated
         Sales to unaffiliated customers               2,496                  2.6
         Intersegment sales                                -                    -
     Net sales                                         2,496                  2.6
     Operating expenses                              (17,866)               (13.5)
     Operating income (loss)                          20,362                    -
     Assets                                          (26,338)                (8.6)
     Depreciation and amortization                      (347)                (3.1)
     Capital expenditures                             (6,894)               (47.7)
--------------------------------------------------------------------------------------



(Notes)  1.  General corporate operating expenses included under
             "elimination and corporate" was (Y)9,175 million in FY2001 and
             (Y)9,269 million in FY2002. This includes primarily basic research expenses and expenses of the administrative operations of the headquarters.

         2. Corporate assets included under "elimination and corporate" was (Y)140,772 million in FY2001 and (Y)124,778 million in FY2002. This includes primarily working capital of Advantest Corporation (cash and deposits), long-term investments (investment securities) and assets allocated to the administrative operations of the headquarters.

2. Geographic Segment Information (Based on Location of Customers)

                                                                                                            (In million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                               FY 2001                                 FY2002
------------------------------------------------------------------------------------------------------------------------------------
                                                 (April 1, 2001                          (April 1, 2002
Net sales                                         through March          Percentage    through March 31,         Percentage
                                                    31, 2002)                (%)             2003)                   (%)
------------------------------------------------------------------------------------------------------------------------------------
North America                                         19,143                 20.1             8,666                   8.9
Europe                                                 8,284                  8.7             8,940                   9.1
Asia                                                  30,069                 31.6            41,261                  42.2
     Overseas total                                   57,496                 60.4            58,867                  60.2
Japan                                                 37,748                 39.6            38,873                  39.8
     Consolidated                                     95,244                100.0            97,740                 100.0
------------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------
                                                      Increase/Decrease
----------------------------------------------------------------------------------
                                                                      Percentage
                                                                        change
                                                                         (%)
-----------------------------------------------------------------------------------
North America                                    (10,477)               (54.7)
Europe                                               656                  7.9
Asia                                              11,192                 37.2
     Overseas total                                1,371                  2.4
Japan                                              1,125                  3.0
     Consolidated                                  2,496                  2.6
----------------------------------------------------------------------------------


(Cautionary Statement Regarding the Presentation of Notes)

In order to enable timely disclosure of business results, certain notes have been omitted. These notes will be presented as a "Supplement to the Earnings Release" as soon as they become available.


                                                                             Advantest Corporation (Supplemental Information 2003/3)


Supplemental Information to the FY2002 Earnings Digest
  * All consolidated figures were prepared in accordance with U.S. GAAP.

1. Summary of FY2002 Results (April 1, 2002 through March 31, 2003)

(Consolidated)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       FY2001                   FY2002            Increase/Decrease
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                95.2                     97.7                     2.4
Operating income (loss)                                                 (37.1)                   (16.7)                   20.3
Income (loss) before income taxes                                       (38.4)                   (18.6)                   19.7
Net income (loss)                                                       (23.9)                   (12.9)                   10.9
Total assets                                                            307.5                    281.2                   (26.3)
Stockholders' equity                                                    240.7                    210.6                   (30.0)
Net income (loss) per share (basic) (in yen)                           (240.38)                 (131.99)                 108.39
Net income (loss) per share (diluted) (in yen)                         (240.38)                 (131.99)                 108.39
Stockholders' equity per share (in yen)                               2,420.28                 2,144.23                 (276.05)
Net interest payment                                                      0.1                     (0.0)                   (0.2)
ROE(%)                                                                   (9.4)                    (5.8)                    3.6
------------------------------------------------------------------------------------------------------------------------------------


                                          (In billion yen; truncated after the hundred million)
-----------------------------------------------------------------------------------------------
                                                                        Percentage change (%)
-----------------------------------------------------------------------------------------------
Net sales                                                                          2.6
Operating income (loss)                                                              -
Income (loss) before income taxes                                                    -
Net income (loss)                                                                    -
Total assets                                                                      (8.6)
Stockholders' equity                                                             (12.5)
Net income (loss) per share (basic) (in yen)                                         -
Net income (loss) per share (diluted) (in yen)                                       -
Stockholders' equity per share (in yen)                                          (11.4)
Net interest payment                                                                 -
ROE(%)                                                                               -
-----------------------------------------------------------------------------------------------






(Unconsolidated) (Japanese GAAP)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   FY2001                   FY2002            Increase/Decrease
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            72.9                     76.6                     3.7
Operating income (loss)                                             (39.0)                   (18.2)                   20.8
Ordinary income (loss)                                              (35.3)                   (19.0)                   16.2
Net income (loss)                                                   (19.2)                   (11.4)                    7.7
Total assets                                                        258.5                    235.4                   (23.0)
Stockholders' equity                                                204.0                    178.2                   (25.8)
Net income per share (in yen)                                      (193.71)                 (116.49)                  77.22
Stockholders' equity per share (in yen)                           2,051.71                 1,814.36                 (237.35)
Fully diluted net income per share (in yen)                             -                        -                       -
Dividends per share (in yen)                                         40.00                    30.00                  (10.00)
------------------------------------------------------------------------------------------------------------------------------------



                                        (In billion yen; truncated after the hundred million)
---------------------------------------------------------------------------------------------
                                                                      Percentage change (%)
---------------------------------------------------------------------------------------------
Net sales                                                                        5.2
Operating income (loss)                                                          -
Ordinary income (loss)                                                           -
Net income (loss)                                                                -
Total assets                                                                    (8.9)
Stockholders' equity                                                           (12.6)
Net income per share (in yen)                                                    -
Stockholders' equity per share (in yen)                                        (11.6)
Fully diluted net income per share (in yen)                                        -
Dividends per share (in yen)                                                   (25.0)
---------------------------------------------------------------------------------------------





2.  Consolidated Net Sales by Business and Geographic Segment
                                                                               (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
By Business Segment                                FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
   Wireless communication                             7.5                4.7                   (2.7)                  (36.7)
   Fibre optic communication                          7.1                1.5                   (5.5)                  (78.5)
   Other                                              6.3                6.5                    0.1                     2.5
Measuring instruments total                          21.0               12.8                   (8.2)                  (39.0)
   SoC                                               11.3               17.8                    6.5                    57.6
   Memory                                            40.6               41.3                    0.6                     1.5
   Handlers and device interfaces                    16.7               18.9                    2.1                    13.0
   Other                                              5.3                6.7                    1.3                    25.3
Automated test equipment total                       74.2               84.9                   10.7                    14.4
Net sales total                                      95.2               97.7                    2.4                     2.6
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
By Geographic Segment                              FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
Domestic total                                       37.7               38.8                    1.1                     3.0
   North America                                     19.1                8.6                  (10.4)                  (54.7)
   Europe                                             8.2                8.9                    0.6                     7.9
   Asia                                              30.0               41.2                   11.1                    37.2
Overseas total                                       57.4               58.8                    1.3                     2.4
------------------------------------------------------------------------------------------------------------------------------------



                                                                             Advantest Corporation (Supplemental Information 2003/3)


3. Consolidated Volume of Order and Orders Backlog by Business Segment
                                                                               (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
Volume of order                                    FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
   Measuring instruments                             16.4               12.1                   (4.2)                  (26.0)
   Automated test equipment                          49.0               89.3                   40.2                    82.2
Total volume of orders                               65.4              101.4                   36.0                    55.0
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Orders backlog                                     FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
   Measuring instruments                              2.0                1.3                   (0.6)                  (32.9)
   Automated test equipment                          11.0               15.4                    4.4                    40.0
Total orders backlog                                 13.0               16.7                    3.7                    28.8
------------------------------------------------------------------------------------------------------------------------------------


(Note) The amount of incoming orders for any given year consists of the sum of the revenues for such year and the amount of backlog at the end of such year less the backlog at the end of the prior year. Incoming orders are recorded as such once a written customer order is received.


4. Consolidated Volume of Production by Business Segment                       (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
                                                   FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
   Measuring instruments                             21.2               13.1                   (8.1)                  (38.2)
   Automated test equipment                          53.7               71.3                   17.6                    32.8
Total volume of production                           74.9               84.4                    9.5                    12.7
------------------------------------------------------------------------------------------------------------------------------------

(Note) Volume of production is calculated based on sales price (net of applicable consumption taxes), using the actual sales price for products sold and expected sales price for any unsold product.



5. Consolidated Cash Flows                                                     (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
                                                   FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
   Operating activities                               9.0                4.9                   (4.0)                  (44.9)
   Investing activities                             (18.5)              (8.4)                  10.1                     -
   (Free cash flows)                                 (9.5)              (3.4)                   6.1                     -
   Financing activities                              (9.4)             (14.4)                  (5.0)                    -
Total cash flows                                    (19.0)             (17.9)                   1.0                     -
Cash and cash equivalents at end of period          105.9               87.3                  (18.5)                  (17.6)
------------------------------------------------------------------------------------------------------------------------------------



6. Consolidated Outstanding Interest-bearing Liabilities                       (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
                                                   FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
   Bonds and warrant bonds                           26.7               26.7                    -                       -
   Loans and lease obligations                        0.6                0.3                   (0.3)                  (50.1)
Total interest-bearing liabilities                   27.3               27.0                   (0.3)                   (1.1)
------------------------------------------------------------------------------------------------------------------------------------




7. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses

                                                                               (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
                                                   FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 13.2                7.5                   (5.6)                  (42.9)
Depreciation and amortization                        11.2               10.9                   (0.3)                   (3.1)
Research and development expenses                    26.6               23.6                   (3.0)                  (11.5)
------------------------------------------------------------------------------------------------------------------------------------




8. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)
                                                                                                                           (Persons)

------------------------------------------------------------------------------------------------------------------------------------
                                                   FY2001             FY2002           Increase/Decrease     Percentage change (%)
------------------------------------------------------------------------------------------------------------------------------------
Unconsolidated                                       1,834             1,607                   (227)                  (12.4)
   Domestic affiliates                               1,580             1,154                   (426)                  (27.0)
   Overseas affiliates                                 815               758                    (57)                   (7.0)
Affiliates total                                     2,395             1,912                   (483)                  (20.2)
Consolidated full-time employee total                4,229             3,519                   (710)                  (16.8)
------------------------------------------------------------------------------------------------------------------------------------

Temporary employees                                    280               430                    150                    53.6
====================================================================================================================================
Consolidated total                                   4,509             3,949                   (560)                  (12.4)

                                     Advantest Corporation - Consolidated 2003/3


9.  Supplemental Segment Information

Geographic Segment Information (Based on Location of Advantest and its
Affiliates)

                                                                (In million yen)
--------------------------------------------------------------------------------
                                                           FY 2002
--------------------------------------------------------------------------------
                                           (April 1, 2002
                                            through March           Percentage
                                              31, 2003)                 (%)
--------------------------------------------------------------------------------
Japan
   Sales to unaffiliated customers             53,622                  -
   Intersegment sales                          29,373                  -
Net sales                                       82,995                100.0
Operating expenses                              94,399                113.7
Operating income (loss)                        (11,404)               (13.7)
Assets                                         138,099
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
North America
   Sales to unaffiliated customers              15,443                  -
   Intersegment sales                            2,455                  -
Net sales                                       17,898                100.0
Operating expenses                              18,627                104.1
Operating income (loss)                           (729)                (4.1)
Assets                                          19,309
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Europe
   Sales to unaffiliated customers              11,112                  -
   Intersegment sales                              401                  -
Net sales                                       11,513                100.0
Operating expenses                              10,285                 89.3
Operating income (loss)                          1,228                 10.7
Assets                                          10,552
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Asia
   Sales to unaffiliated customers              17,563                  -
   Intersegment sales                            2,990                  -
Net sales                                       20,553                100.0
Operating expenses                              19,311                 94.0
Operating income (loss)                          1,242                  6.0
Assets                                          31,791
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Elimination and Corporate
   Sales to unaffiliated customers                   -                  -
   Intersegment sales                          (35,219)                 -
Net sales                                      (35,219)                 -
Operating expenses                             (28,139)                 -
Operating income (loss)                         (7,080)                 -
Assets                                          81,473
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Consolidated
   Sales to unaffiliated customers              97,740                  -
   Intersegment sales                                -                  -
Net sales                                       97,740                100.0
Operating expenses                             114,483                117.1
Operating income (loss)                        (16,743)               (17.1)
Assets                                         281,224
--------------------------------------------------------------------------------

(Notes)  1. General corporate operating expenses included under "elimination and corporate" was (Y)9,281 million in FY2002. This includes primarily basic research expenses and expenses of the administrative operations of the headquarters.

         2. General corporate assets included under "elimination and corporate" was (Y)107,141 million in FY2002. This includes primarily working capital of Advantest Corporation (cash and deposits), long-term investments (investment securities) and assets allocated to the administrative operations of the headquarters.

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)



                  FY2002 Selected Unconsolidated Financial Data
                           (Year ended March 31, 2003)



                                                                                                     April 25, 2003
Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama, President and COO
Contact person                                     : Hiroshi Nakamura, Manager, Accounting Department
                                                     (03) 3342-7500
Date of Board meeting to approve the
financial results                                  : April 25, 2003
Payment of interim dividend                        : Yes
Date of general shareholders meeting               : June 27, 2003
Adoption of the unit share (tangenkabu) system     : Yes (each unit comprises 100 shares)



1. Results of FY2002 (April 1, 2002 through March 31, 2003)

   (1) Financial Results

--------------------------------------------------------------------------------
                 Net sales         Operating income           Ordinary income
--------------------------------------------------------------------------------
           Million yen       %     Million yen    %         Million yen    %
FY2002          76,686     5.2         (18,209)   -             (19,084)   -
FY2001          72,928   (67.6)        (39,098)   -             (35,310)   -
--------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
                                                                                                            Ratio of
                                                     Fully diluted                         Ratio of         ordinary
                                   Net income per    net income per      Return on     ordinary income    income to net
                   Net income           share            share            equity       to total assets        sales
-------------------------------------------------------------------------------------------------------------------------
                Million         %          yen               yen                %                 %                %
                    yen
FY2002          (11,467)        -      (116.49)                -             (6.0)             (7.7)           (24.9)
FY2001          (19,265)        -      (193.71)                -             (8.9)            (11.5)           (48.4)
-------------------------------------------------------------------------------------------------------------------------



   Note 1: Average number of shares outstanding was 98,445,111 shares during FY2002 and 99,453,203 shares during FY2001.

   Note 2:  No change in accounting policies was adopted during these periods.

   Note 3: The percentages shown for net sales, operating income, ordinary income and net income are changes from the previous year.

   (2) Dividends


---------------------------------------------------------------------------------------------------------------------
                          Annual dividend per share                 Total dividend     Payout ratio      Dividend on
                                                                         paid                               equity
                                       Interim        Yearend
---------------------------------------------------------------------------------------------------------------------
                           Yen             Yen            Yen         Million yen              %                   %
FY2002                   30.00           20.00          10.00               2,947              -                 1.7
FY2001                   40.00           25.00          15.00               3,978              -                 1.9
---------------------------------------------------------------------------------------------------------------------



   Note: In FY2002 nil was paid as memorial dividend and nil as special dividend.

   (3) Financial Position


------------------------------------------------------------------------------------------------------------
                                                                    Equity-to-assets       Stockholders'
                       Total assets        Stockholders' equity          ratio            equity per share
------------------------------------------------------------------------------------------------------------
                          Million yen             Million yen                     %                  Yen
FY2002                          235,456                 178,253                  75.7              1,814.36
FY2001                          258,544                 204,058                  78.9              2,051.71
------------------------------------------------------------------------------------------------------------



   Note 1: Number of shares outstanding at year end was 98,246,359 shares in FY2002 and 99,457,731 shares in FY2001.

   Note 2: Number of shares held as treasury stock at year end was 1,537,026 shares in FY2002 and 325,654 shares in FY2001.

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)



2. Projected Results for FY2003 (April 1, 2003 through March 31, 2004)


-------------------------------------------------------------------------------------------------------------------------
                               Net sales      Ordinary income        Net income            Annual dividend per share
                                                                                     Interim      Yearend
-------------------------------------------------------------------------------------------------------------------------
                              Million yen         Million yen         Million yen          Yen          Yen          Yen
FY2003 Interim                     45,000                 500               1,100        15.00            -            -
FY2003                             98,000               2,000               2,000            -         15.00        30.00
-------------------------------------------------------------------------------------------------------------------------



   (Reference) Projected net income per share for the fiscal year: (Y)20.36

   Figures presented in this Earning Digest have been truncated after the million yen.

   For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

Unconsolidated Financial Statements)

        (Balance Sheets)

-----------------------------------------------------------------------------------------------------------------------------
                                                             FY2001                                   FY2002
                                                     (As of March 31, 2002)                   (As of March 31, 2003)
-----------------------------------------------------------------------------------------------------------------------------
                                               Amount (in million yen)  Percentage      Amount (in million yen)    Percentage
                                                                            (%)                                        (%)
-----------------------------------------------------------------------------------------------------------------------------
  (Assets)
I    Current assets
     1.  Cash and deposits                                       80,198                                  56,949
     2.  Trade notes receivable                                   1,251                                     901
     3.  Accounts receivable                                     18,936                                  32,838
     4.  Finished goods                                           6,510                                   5,741
     5.  Raw materials                                            6,276                                   6,350
     6.  Work in progress                                        24,205                                  15,007
     7.  Supplies                                                   143                                     118
     8.  Short-term loans receivable                             11,630                                   8,707
     9.  Other receivables                                        2,569                                   1,702
     10. Deferred tax assets                                     14,670                                  12,278
     11. Other                                                      687                                      58
                                                               --------                               ---------
         Total current assets                                   167,079       64.6                      140,656        59.7
                                                               --------                               ---------
II   Noncurrent assets
     (1)  Property, plant and equipment
          1. Buildings                              42,090                              43,091
               Accumulated depreciation             22,579       19,511                 24,310           18,780
                                                  --------                            --------
          2. Structures                              4,020                               4,079
               Accumulated depreciation              2,602        1,418                  2,794            1,285
                                                  --------                            --------
          3. Machinery and equipment                16,410                              16,379
               Accumulated depreciation             12,459        3,951                 12,990            3,389
                                                  --------                            --------
          4. Vehicles and delivery equipment             2                                   2
               Accumulated depreciation                  1            0                      1                0
                                                  --------                            --------
          5. Tools and furniture                    15,708                              14,935
               Accumulated depreciation             12,199        3,509                 12,257            2,678
                                                  --------                            --------
          6. Land                                                17,916                                  18,133
          7. Construction in progress                             1,490                                     131
                                                               --------                               ---------
             Total property, plant and equipment                 47,797       18.5                       44,399        18.9
                                                               --------                               ---------

-----------------------------------------------------------------------------------------------------------------------------


    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


----------------------------------------------------------------------------------------------------------------------------
                                                             FY2001                                 FY2002
                                                     (As of March 31, 2002)                 (As of March 31, 2003)
----------------------------------------------------------------------------------------------------------------------------
                                               Amount (in million yen)  Percentage   Amount (in million yen)    Percentage
                                                                            (%)                                     (%)
----------------------------------------------------------------------------------------------------------------------------
  (2)  Intangible fixed assets
        1. Goodwill                                               644                                    -
        2. Patent rights                                          560                                  441
        3. Leasehold rights                                       173                                  173
        4. Telephone rights                                        39                                   39
        5. Utility rights                                          13                                  144
        6. Software                                             4,515                                3,191
                                                              -------                              -------
          Total intangible fixed assets                         5,946        2.3                     3,990         1.7
                                                              -------                              -------
   (3)  Investments and other assets
        1. Investment securities                                4,896                                4,105
        2. Investments in associated companies                 15,732                               15,512
        3. Long-term loans receivable                              70                                   51
        4. Long-term prepaid expenses                              47                                   25
        5. Deferred tax assets                                 14,845                               24,999
        6. Other                                                2,129                                1,715
                                                              -------                              -------
          Total investment and other assets                    37,721       14.6                    46,410        19.7
                                                               ------                              -------
        Total noncurrent assets                                91,464       35.4                    94,799        40.3
                                                              -------                              -------
        Total assets                                          258,544      100.0                   235,456       100.0
                                                              -------                              -------

   (Liabilities)
I    Current liabilities
     1. Trade accounts payable                                  3,996                               10,371
     2. Current installments of bonds                               -                                2,200
     3. Other accounts payable                                  3,618                                1,311
     4. Accrued expenses                                        7,272                                5,218
     5. Income tax payable                                         13                                   28
     6. Advances received                                         247                                  284
     7. Deposits received                                         133                                  131
     8. Allowance for product warranty                          1,983                                1,658
     9. Other                                                     552                                  549
                                                              -------                               ------
       Total current liabilities                               17,817        6.9                    21,754         9.2
                                                              -------                               ------
----------------------------------------------------------------------------------------------------------------------------


    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


----------------------------------------------------------------------------------------------------------------------------
                                                            FY2001                                  FY2002
                                                    (As of March 31, 2002)                  (As of March 31, 2003)
                                             -------------------------------------- ----------------------------------------
                                              Amount (in million yen)   Percentage   Amount (in million yen)    Percentage
                                                                            (%)                                    (%)
-------------------------------------------- -------------------------- ----------- --------------------------- ------------
II   Noncurrent Liabilities
     1. Bonds                                                   26,700                                24,500
     2. Long-term borrowings                                       168                                   125
     3. Allowance for retirement benefits                        7,778                                 8,510
     4. Allowance for officer's retirement                       1,083                                 1,426
        benefits
     5. Other                                                      938                                   884
                                                               -------                                ------
        Total noncurrent liabilities                            36,668       14.2                     35,447        15.1
                                                               -------                                ------
        Total liabilities                                       54,485       21.1                     57,202        24.3
                                                               -------                                ------

(Stockholders' equity)

I    Common Stock                                               32,362       12.5                          -           -

II   Additional paid-in capital                                 32,973       12.7                          -           -

III  Legal reserve                                               3,083        1.2                          -           -

IV   Other retained earnings

     1. Voluntary reserve

        (1) Reserve for losses in foreign          27,062                                  -
            investments

        (2) General reserve                       124,380      151,442                     -               -
                                                  -------                                ---
     2. Undisposed deficit at end of year                       13,412                                     -
                                                               -------                                ------
        Total other retained earnings                          138,029       53.4                          -           -

V    Net unrealized holding gains on                                44        0.0                          -           -
     other securities

VI   Treasury stock                                             (2,434)      (0.9)                         -           -
                                                               -------                                ------
     Total stockholders' equity                                204,058       78.9                          -           -
                                                               -------                                ------

----------------------------------------------------------------------------------------------------------------------------


    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


----------------------------------------------------------------------------------------------------------------------------
                                                            FY2001                                  FY2002
                                                    (As of March 31, 2002)                  (As of March 31, 2003)
                                           ---------------------------------------- ----------------------------------------
                                              Amount (in million yen)   Percentage   Amount (in million yen)    Percentage
                                                                            (%)                                    (%)
---------------------------------------------------------------------- ------------ ------------------------- --------------
I    Common Stock                                                  -         -                     32,362           13.7
II   Capital surplus
     1. Additional paid-in capital                -                                   32,973
                                                 ---                                 --------
        Total capital surplus                                      -         -                     32,973           14.0
III  Retained earnings
     1. Legal reserve                                                                               3,083
     2. Voluntary reserve
        (1) Reserve for losses in foreign         -                                   27,062
            investments
        (2) General reserve                       -                -                 106,880      133,942
                                                 ---                                 -------
     3. Undisposed deficit at end of year                          -                               10,837
                                                             --------                             --------
        Total retained earnings                                    -         -                    126,187           53.6
IV   Net unrealized holding gains on other                         -         -                       (104)          (0.0)
     securities
V    Treasury stock                                                -         -                    (13,165)          (5.6)
                                                             --------                             --------
     Total stockholders' equity                                    -         -                    178,253           75.7
                                                             --------                             --------
     Total liabilities and stockholders'                     258,544     100.0                    235,456          100.0
     equity
                                                             --------                             --------

----------------------------------------------------------------------------------------------------------------------------


    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


       (Statements of Income)
-----------------------------------------------------------------------------------------------------------------------------
                                                             FY2001                                  FY2002
                                                     (April 1, 2001 through                  (April 1, 2002 through
                                                         March 31, 2002)                        March 31, 2003)
                                           ----------------------------------------- ---------------------------------------
                                               Amount (in million yen)   Percentage   Amount (in million yen)    Percentage
                                                                             (%)                                    (%)
------------------------------------------ ---------------------------- ------------ -------------------------- -------------
I    Net sales

     1. Net product sales                         72,928         72,928      100.0       76,686          76,686       100.0
                                                 -------                                 ------
II   Cost of sales

     1. Inventory of finished goods                8,843                                  6,510
        at beginning of year

     2. Cost of manufactured goods                63,711                                 49,867
                                                 -------                                 ------
          Total                                   72,555                                 56,378

     3. Transfers to other accounts                  607                                  1,473

     4. Inventory of finished goods                6,510                                  5,741
        at end of year
                                                 -------                                 ------
        Balance of cost of sales                  65,437         65,437       89.7       49,163          49,163        64.1
                                                 ----------------------                  ----------------------
        Gross profit                                              7,491       10.3                       27,523        35.9

III  Selling, general and administrative                         46,590       63.9                       45,732        59.6
     expenses
                                                                -------                                  ------
        Operating loss                                           39,098       53.6                       18,209        23.7

IV   Non-operating income

     1. Interest income                              222                                    190

     2. Dividends income                           4,172                                  1,712

     3. Lease income                               2,753                                  2,126

     4. Miscellaneous income                       1,101          8,250       11.3          277           4,307         5.6
                                                 ----------                              ------

V    Non-operating expenses

     1. Interest expenses                             36                                     35

     2. Bond interests                               445                                    438

     4. Expenses related to leased equipment       2,676                                  1,898

     5. Miscellaneous expenses                     1,303          4,462        6.1        2,809           5,182         6.8
                                                 ----------------------                  ----------------------
        Ordinary loss                                            35,310       48.4                       19,084        24.9
                                                                -------                                  ------
        Loss before income taxes                                 35,310       48.4                       19,084        24.9

        Income taxes                                 106                                     43

        Income taxes - deferred                  (16,151)       (16,045)     (22.0)      (7,659)         (7,616)       (9.9)
                                                 ----------------------                  ----------------------
        Net loss                                                 19,265       26.4                       11,467        15.0

        Retained earnings brought forward                         8,339                                   2,595

        Interim dividend                                          2,486                                   1,965
                                                                -------                                  ------
        Undisposed deficit at end of year                        13,412                                  10,837
                                                                -------                                  ------
-----------------------------------------------------------------------------------------------------------------------------


    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


       (Proposed Appropriation of Retained Earnings)

--------------------------------------------------------------------------------------------------------------------
                                                       FY2001                                FY2002
                                               (April 1, 2001 through                (April 1, 2002 through
                                                  March 31, 2002)                       March 31, 2003)
                                      ---------------------------------------- -------------------------------------
                                              Amount (in million yen)               Amount (in million yen)
------------------------------------- ---------------------------------------- -------------------------------------
I    Undisposed deficit                                            13,412                                10,837
II   Reversal of voluntary reserve
     Reversal of general reserve                 17,500            17,500                 14,000         14,000
                                       -----------------------------------------------------------------------------
     Total                                                          4,087                                 3,162
III  Appropriation of earnings
     Dividends                                    1,491             1,491                    982            982
                                        ((Y)15 per share)                       ((Y)10 per share)
                                       -----------------------------------------------------------------------------
IV   Unappropriated earnings at end of                              2,595                                 2,180
     year                                                          ------                                ------

--------------------------------------------------------------------------------------------------------------------


(Note) Interim dividends paid were as follows:
                                                       FY2001                                FY2002
       Date of dividend payment                   December 10, 2001                     December 10, 2002
        Interim dividend amount                    (Y)2,486 million                      (Y)1,965 million
                                                      ((Y)25 per share)                       ((Y)20 per share)


       (Important Accounting Policies)

       Changes in accounting policies:

       Accounting treatment of treasury stock and reversal of legal reserve

           Beginning this fiscal year, Advantest has adopted the "Accounting Standard for Treasury Stock and Reversal of Legal Reserve" (ASB Statement no. 1), which became effective on April 1, 2002. The adoption of this new standard had no material impact on the results of this fiscal year.

           Due to the amendment of the Regulations Regarding Financial Statements, etc., stockholders' equity on the balance sheet of this fiscal year has been prepared in accordance with the amended regulations.



       There was no change in accounting policy.



       (Cautionary Statement Regarding the Presentation of Notes)

         In order to enable timely disclosure of business results, certain notes have been omitted. These notes will be presented as a "Supplement to the Earnings Release" as soon as they become available.

[ADVANTEST(R) logo]
--------------------------------------------------------------------------------
                                                                  April 25, 2003
New Management Structure
                                      Hiroshi Oura
                                      Chairman of the Board and CEO
                                      Advantest Corporation
                                      Shinjuku-NS Bldg., 2-4-1, Nishi-Shinjuku,
                                      Shinjuku-ku, Tokyo
                                      163-0880, Japan

Advantest Corporation announced a reorganization of its management structure.

The changes under the reorganization will take effect following approval by shareholders at the 61st Ordinary General Meeting of Shareholders. in June 2003.

1. The aim of the management reorganization

We have been enhancing our information disclosure and strengthening our global competitiveness through various means including the listing of our American Depositary Receipts (ADRs) on the New York Stock Exchange in September 2001.

To further strengthen our corporate governance as a global company and ensure timely response to rapid changes in business and market environments, we plan to reorganize our Board of Directors and introduce an "Executive Officer" system within the current Japanese commercial laws. In addition, to further strengthen our auditing functions, we plan to simultaneously increase the number of outside auditors.

2. Reform of the Board of Directors

(1) This set of reforms aims to separate and strengthen the monitoring and supervisory functions of the Board of Directors.

         The Board of Directors will, as the top level decision-making body in our corporate governance structure, be responsible for setting group-wide policies, formulate business strategies and monitor and supervise operations.

(2) To clearly define the different functions of the Board of Directors and Executive Officers, the Board of Directors will consist solely of representative directors and directors, and no executive titles will be given to directors except for Chairman and Vice Chairman.

(3) To streamline and revitalize our Board of Director meetings, the number of directors will be reduced from 20 to 7. In connection with this change, the number of directors provided in the Articles of Incorporation will be changed from "22 or less" to "10 or less".

(4)      The appointment term of the Directors will remain unchanged at 2 years.

3.       Implementation of the Executive Officer system

(1) To enhance management effectiveness, we will appoint Executive Officers whose role will be to focus on operations.

(2) Executive officers will be delegated significant authority and will have clearly defined responsibilities for running operations speedily and efficiently pursuant to the business policies and strategies set by the Board of Directors.

(3) To clearly define authority and responsibility, each Executive Officer will be assigned the title of either President and COO (Chief Operating Officer), Senior Executive Officer or Managing Executive Officer.

(4) The Executive Officers will be appointed by the Board of Directors for a term of 1 year.

--------------------------------------------------------------------------------

[ADVANTEST(R) logo]
--------------------------------------------------------------------------------

4. Strengthening auditing functions

Although the amended Commercial Code requires that no less than half of the Board of Auditors consist of outside auditors after the Ordinary General Meeting of Shareholders in 2006, we will appoint an outside auditor starting this year to strengthen the auditing function of the Board of Auditors.

* New Management Organization

  left-caret Current right-caret
  ------------------------------------------------------------------------
  The Board of Directors (22 or less )
  ---------------------------------------------- -------------------------
  Chairman of the Board and CEO                  Hiroshi Oura
  President and COO                              Toshio Maruyama
  Vice Chairman of the Board                     Shinpei Takeshita
  Senior Managing Director                       Kiyoshi Miyasaka
  Senior Managing Director                       Shigeru Sugamori
  Senior Managing Director                       Junji Nishiura
  Managing Director                              Isao Kitaoka
  Managing Director                              Hiroji Agata
  Managing Director                              Kenichi Mitsuoka
  Managing Director                              Takashi Tokuno
  Managing Director                              Hitoshi Owada
  Managing Director                              Masakazu Ando
  Board Director                                 Jiro Katoh
  Board Director                                 Tetsuo Aoki
  Board Director                                 Norihito Kotani
  Board Director                                 Takao Tadokoro
  Board Director                                 Hiroyasu Sawai
  Board Director                                 Yuri Morita
  Board Director                                 Hiroshi Tsukahara
  Board Director                                 Masao Shimizu
  ---------------------------------------------- -------------------------

  left-caret After this Reform right-caret

  ----------------------------------------------------- --------------------------------------------------
  The Board of Directors (10 or less)                   The Executive Officers
  ----------------------------------------------------- --------------------------------------------------
  Chairman of the Board and CEO      Hiroshi Oura
  Representative Board Director      Toshio Maruyama     President and COO              Toshio Maruyama
  Vice Chairman of the Board         Shinpei Takeshita
  Director                           Kiyoshi Miyasaka    Senior Executive Officer       Kiyoshi Miyasaka
  Director                           Junji Nishiura      Senior Executive Officer       Junji Nishiura
  Director                           Hiroji Agata        Senior Executive Officer       Hiroji Agata
  Director                           Hitoshi Owada       Managing Executive Officer     Hitoshi Owada
                                                         Managing Executive Officer     Kenichi Mitsuoka
                                                         Managing Executive Officer     Takashi Tokuno
                                                         Managing Executive Officer     Norihito Kotani
                                                         Managing Executive Officer     Yuri Morita
                                                         Executive Officer              Jiro Katoh
                                                         Executive Officer              Takao Tadokoro
                                                         Executive Officer              Hiroyasu Sawai
                                                         Executive Officer              Hiroshi Tsukahara
                                                         Executive Officer              Masao Shimizu
                                                         Executive Officer              Masao Araki
                                                         Executive Officer              Yoshiaki Furuse
                                                         Executive Officer              Yuichi Kurita
                                                         Executive Officer              Yoshiro Yagi
                                                         Executive Officer              Hideaki Imada
  -----------------------------------------------------  --------------------------------------------------
                                                         Corporate Standing Auditor     Noboru Yamaguchi
                                                         Corporate Standing Auditor     Tadahiko Hirano
                                                         Corporate Auditor              Keizo Fukagawa
                                                         Corporate Auditor              Takashi Takaya
                                                                                        (to be elected)


--------------------------------------------------------------------------------

[ADVANTEST(R) logo]
--------------------------------------------------------------------------------

MANAGEMENT AND AUDIT

        -----------------------
        Shareholders' meeting

        -----------------------
                  |
                  |---------------------The meeting of
                  |                     Board of Auditors
                  |
        -----------------------
        The meeting of Board of
        Directors              ---------Executive Meeting
        -----------------------
                  |     *Chairman of the Board and CEO
                  |      Representative Board Director
                  |      Vice Chairman of the Board
                  |      The Board of Directors
                  |
----------------------------------------------------------

OPERATION

        -----------------------         -----------------------
           President and COO              Operating Committee

        -----------------------         -----------------------
                  |
                  |                     *COO, all Senior,
                  |                      all Managing and
                  |                      Executive Officer(s)
                  |                      to be assigned by COO
        -----------------------
           Executive Officers

        -----------------------
        *COO, Senior, Managing and
         Executive Officers



--------------------------------------------------------------------------------

Changes in Board of Directors and Auditors (To be effective on June 27, 2003)
                               *Titles in parentheses are as of April 25th, 2003

(1) Nominees for the Board of Directors
  Chairman of the Board and CEO         Hiroshi Oura (Chairman of the Board and CEO)
  Vice Chairman of the Board            Shinpei Takeshita (Vice Chairman of the Board)
  Representative Board Director         Toshio Maruyama (President and COO)
  Director                              Kiyoshi Miyasaka (Senior Managing Director)
  Director                              Junji Nishiura (Senior Managing Director)
  Director                              Hiroji Agata (Managing Director)
  Director                              Hitoshi Owada (Managing Director)

(2) Nominees for Corporate Auditors
  Corporate Standing Auditor            Tadahiko Hirano (Corporate Standing Auditor)-To be reelected
  Corporate Auditor                     Takashi Takaya (Fujitsu Limited Representative Director
                                        and Corporate Senior Executive Vice President)-To be elected

(3) Nominees for Executive Officers(Underlined nominees have not been members of the Board Directors)

  Representative Board Director,                Toshio Maruyama(President and COO)
  President and COO
  Director and Senior Executive Officer         Kiyoshi Miyasaka (Senior Managing Director)
  Director and Senior Executive Officer         Junji Nishiura (Senior Managing Director)
  Director and Senior Executive Officer         Hiroji Agata (Managing Director)To be promoted
  Director and Managing Executive Officer       Hitoshi Owada (Managing Director)
  Managing Executive Officer                    Kenichi Mitsuoka (Managing Director)
  Managing Executive Officer                    Takashi Tokuno (Managing Director)
  Managing Executive Officer                    Norihito Kotani (Board Director)-To be promoted
  Managing Executive Officer                    Yuri Morita (Board Director)-To be promoted
  Executive Officer                             Jiro Katoh (Board Director)
  Executive Officer                             Takao Tadokoro (Board Director)
  Executive Officer                             Hiroyasu Sawai (Board Director)
  Executive Officer                             Hiroshi Tsukahara (Board Director)
  Executive Officer                             Masao Shimizu (Board Director)
  Executive Officer                             Masao Araki(President, Advantest Taiwan Inc.)
  Executive Officer                             Yoshiaki Furuse (General Manager, Instrument
                                                Sales and Marketing Group)
  Executive Officer                             Yuichi Kurita (Manager, Finance Department,
                                                Administration and Finance Division)
  Executive Officer                             Yoshiro Yagi (General Manager, ATE Domestic Sales
                                                Division, ATE Sales Group)
  Executive Officer                             Hideaki Imada (OAI Project Leader)


(4) Retiring Directors
  Senior Managing Director   Shigeru Sugamori (To be appointed to President of
                             Advantest Laboratories Co., Ltd.)
  Managing Director          Isao Kitaoka (To be appointed to Executive Vice
                             president of Advantest Customer Support Corporation)
  Managing Director          Masakazu Ando (To be appointed to Technology Advisor
                             in charge of Technology Development Group)
  Board Director             Tetsuo Aoki (To be appointed to an Advisor of Advantest
                             Corporation)


--------------------------------------------------------------------------------

Attachment
                   Nominees for Executive Officers (Biography)

Masao Araki (Date of Birth : February 11, 1947)
       March 1973    Graduated from Chuo University, Faculty of Commerce
       October 1973  Joined Advantest Corporation
       December 1997 Executive Vice President, Advantest Taiwan Inc
       May 2002      President, Advantest Taiwan, Inc. (Current Position)

 Yoshiaki Furuse (Date of Birth : November 29, 1947)
         March 1966  Graduated from Hida Vocational High School
         March 1971  Joined Advantest Corporation
         June 1997   General Manger, Instrument Sales and Marketing
                     Group(Current Position)

 Yuichi Kurita (Date of Birth : July 28, 1949)
       March 1973    Graduated from Tokyo University of Foreign Studies, Faculty of Foreign Languages
        April 1973   Joined Fujitsu Limited
        March 2001   Joined Advantest Corporation
       October 2001  Manager, Investor Relations Office (Current Position)
        April 2002   Manager, Finance Department (Current Position)

 Yoshiro Yagi (Date of Birth : July 26, 1951)
        March 1970    Graduated from Isa High School
        April 1970    Joined Advantest Corporation
        February 2003 General Manager, ATE Domestic Sales Division, ATE Sales
                      Group(Current Position)

 Hideaki Imada (Date of Birth : April 19, 1955)
        March 1978    Graduated from Tottori University , Faculty of Engineering
        April 1978    Joined Advantest Corporation
        February 2003 OAI Project Leader(Current Position)

                    Nominee for Corporate Auditor (Biography)

Takashi Takaya (Date of Birth : February 18, 1942)
       March 1965   Graduated from Waseda University, School of Commerce I
       April 1965   Joined Fujitsu Limited
       June 1995    Board Director, Fujitsu Limited
       June 1999    Managing Director, Fujitsu Limited
       April 2000   Senior Managing Director, Fujitsu Limited
       April 2001   Representative Director and Corporate Senior Executive Vice
                    President, Fujitsu Limited (Current Position)


--------------------------------------------------------------------------------